Platinum Group Metals Ltd.

(An Exploration and Development Stage Company)

Supplementary Information and Management's Discussion and Analysis

For the period ended November 30, 2019

This Management's Discussion and Analysis is prepared as of January 14, 2020

A copy of this report will be provided to any shareholder who requests it.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis ("MD&A") of Platinum Group Metals Ltd. ("Platinum Group", the "Company" or "PTM") is dated as of January 14, 2020 and focuses on the Company's financial condition and results of operations at and for the period ended November 30, 2019. This MD&A should be read in conjunction with the Company's condensed consolidated interim financial statements for the period ended November 30, 2019 together with the notes thereto (the "Financial Statements").

The Company prepares its financial statements in accordance with International Financial Reporting Standards ("IFRS"), including IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board.  All dollar figures included therein and in the following MD&A are quoted in United States Dollars unless otherwise noted.  All references to "U.S. Dollars", "$" or to "US$" are to United States Dollars.  All references to "C$" are to Canadian Dollars.  All references to "R" or to "Rand" are to South African Rand. The Company uses the U.S. dollar as its presentation currency.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements"). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words "expect", "anticipate", "estimate", "may", "could", "might", "will", "would", "should", "intend", "believe", "target", "budget", "plan", "strategy", "goals", "objectives", "projection" or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A may include, without limitation, statements related to:

• the timely completion of additional required financings and potential terms thereof;

• the repayment, and compliance with the terms of, indebtedness;

• any potential exercise by Impala Platinum Holdings Ltd. ("Implats") of the Purchase and Development Option (as defined below);

• the projections for the Waterberg Project set forth or incorporated into, or derived from, the DFS Technical Report (as defined below), including, without limitation, estimates of mineral resources and mineral reserves, and projections relating to future prices of metals, commodities and supplies, currency rates, capital and operating expenses, production rate, grade, recovery and return, and other technical, operational and financial forecasts;

• the approval of a mining right for, and other developments related to, the Waterberg Project (defined below);

• the adequacy of capital, financing needs and the availability of and potential for obtaining further capital;

• cash flow estimates and assumptions;

• future events or future performance;

• development of next generation battery technology by the Company's new battery technology joint venture (described below);

• governmental and securities exchange laws, rules, regulations, orders, consents, decrees, provisions, charters, frameworks, schemes and regimes, including interpretations of and compliance with the same;

• developments in South African politics and laws relating to the mining industry;

• anticipated exploration, development, construction, production, permitting and other activities on the Company's properties;

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

• project economics;

• the identification of several large scale water basins that could provide mine process and potable water for the Waterberg Project and local communities;

• the Company's expectations with respect to the outcomes of litigation and tax audits; and

• potential changes in the ownership structures of the Company's projects.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things:

• the Company's additional financing requirements;

• the Company's history of losses;

• the inability of the Company to generate sufficient additional cash flow to make payment on its indebtedness under the Sprott Facility (defined below) and the Company's convertible notes, and to comply with the terms of such indebtedness, and the restrictions imposed by such indebtedness;

• the Company's secured loan facility (the "Sprott Facility") with Sprott Private Resource Lending II, ("Sprott") is secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited, the Company's wholly owned subsidiary located in South Africa ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources Proprietary Limited ("Waterberg JV Co.") to Sprott under the Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project (defined below) in the event of a default under the Sprott Facility or any new secured indebtedness;

• the Company's negative cash flow;

• the Company's ability to continue as a going concern;

• uncertainty of estimated production, development plans and cost estimates for the Waterberg Project;

• discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;

• the Company's ability to maintain compliance with NYSE American and Toronto Stock Exchange continued listing requirements;

• fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;

• volatility in metals prices;

• Implats may not exercise the Purchase and Development Option;

• the possibility that the Company may become subject to the Investment Company Act of 1940, as amended (the "Investment Company Act");

• the failure of the Company or the other shareholders of Waterberg JV Co. to fund their pro rata share of funding obligations for the Waterberg Project;

• any disputes or disagreements with the Company's other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd., a South African Broad-Based Black Economic Empowerment company ("Mnombo");

• risks relating to possible litigation arising from stage two of the sale of Maseve Investments 11 Proprietary Limited ("Maseve");

• the Company is subject to assessment by various taxation authorities, who may interpret tax legislation in a manner different from the Company, which may negatively affect the final amount or the timing of the payment or refund of taxes;

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

• the inability of Waterberg JV Co. to obtain the mining right for the Waterberg Project for which it has applied;

• the ability of the Company to retain its key management employees and skilled and experienced personnel;

• contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;

• conflicts of interest among the Company's officers and directors;

• any designation of the Company as a "passive foreign investment company" and potential adverse U.S. federal income tax consequences for U.S. shareholders;

• a finding by any federal, provincial, local or foreign tax authority resulting in an assessment, reassessment, fine or penalty levied against the Company;

• litigation or other legal or administrative proceedings brought against the Company, including the current litigation brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), the former 17.1% shareholder of Maseve;

• actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;

• exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

• property and mineral title risks including defective title to mineral claims or property;

• changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

• equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

• environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;

• extreme competition in the mineral exploration industry;

• delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;

• any adverse decision in respect of the Company's mineral rights and projects in South Africa under the Mineral and Petroleum Resources Development Act of 2020 (the "MRPDA");

• risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation;

• the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company's prospecting and mining operations and to otherwise comply with the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 ("Mining Charter 2018");

• certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;

• volatility in the price of the common shares;

• possible dilution to holders of common shares upon the exercise or conversion of any outstanding stock options, warrants or convertible notes, as applicable; and

• other risks disclosed under the heading "Risk Factors" in this MD&A.

These factors should be considered carefully, and investors should not place undue reliance on the Company's Forward-Looking Statements.  In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

LEGISLATION AND MINING CHARTER

On September 27, 2018, the Minister of Mineral Resources announced the implementation of the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2018 ("Mining Charter 2018") which sets out new and revised targets to be achieved by mining companies, the most pertinent of these being the revised Black Economic Empowerment ("BEE") ownership shareholding requirements for mining rights holders.  'Implementation Guidelines' to Mining Charter 2018 were published on December 19, 2018. Some uncertainty exists in measuring a mining right holder's progress towards, and compliance with, its commitments under Mining Charter 2018.

Under Mining Charter 2018, new mining rights holders will be required to have a minimum 30% BEE shareholding (a 4% increase from the required 26% under the Mining Charter 2010) which shall include economic interest plus a corresponding percentage of voting rights, per right or in the mining company which holds the right. Waterberg JV Co. filed a mining right application ("MRA") on August 30, 2018 which was accepted before Mining Charter 2018 became effective and therefore a mining right issued pursuant to Waterberg JV Co.'s application need only comply with the BEE shareholding requirements of Mining Charter 2010.  Once the Waterberg Project mining right is granted, Waterberg JV Co. will have a period of 5 years within which to increase its BEE shareholding to 30%. Mining Charter 2018 remains unclear as to whether such shareholding will be required to be distributed amongst employees, communities and black entrepreneurs, and if so, in what percentages.

For a comprehensive discussion of Mining Charter 2018, please refer to the section entitled "Risk Factors" in the Company's annual report on Form 20-F for the year ended August 31, 2019 ("the 2019 20-F"), which was also filed as the Company's form of AIF for 2019, as well as in the documents incorporated by reference therein.  The 2019 20-F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.

MINERAL RESERVES AND RESOURCES

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum ("Pt"), palladium ("Pd"), rhodium ("Rh") and gold ("Au") (collectively referred to as "4E") will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

NOTE TO U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 ("Guide 7") of the U.S. Securities and Exchange Commission (the "SEC"). Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under Guide 7 standards. In addition, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and have not historically been permitted to be used in reports and registration statements filed with the SEC subject to Guide 7. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to Guide 7.  The Company has not disclosed or determined any mineral reserves under the current SEC Industry Guide 7 standards in respect of any of its properties.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

On October 31, 2018, the SEC adopted a final rule ("New Final Rule") that will replace Industry Guide 7 with new disclosure requirements that are more closely aligned with current industry and global regulatory practices and standards, including NI 43-101.  Companies must comply with the New Final Rule for the company's first fiscal year beginning on or after January 1, 2021, which for Platinum Group would be the fiscal year beginning September 1, 2021.  While early voluntary compliance with the New Final Rule will be permitted, Platinum Group has not elected to comply with the New Final Rule at this time.

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A, including, but not limited to, all references to and descriptions of technical reports and studies included in this MD&A, has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent "qualified person" as defined in NI 43-101 (a "Qualified Person").

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the CPA Canada Handbook. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Any such non-GAAP measures should be read in conjunction with our financial statements.

1. DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a palladium and platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company's main business is currently focused on the exploration and development engineering of a deposit area on the Waterberg property (the "Waterberg Project") located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus).  The Waterberg Project was discovered as the result of a regional exploration initiative by the Company targeting a previously unknown extension to the Northern Limb of the Bushveld Complex in South Africa.  The project area is now comprised of two adjacent property areas formerly known as the Waterberg joint venture project (the "Waterberg JV Project") and the Waterberg extension project (the "Waterberg Extension Project").

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation ("JOGMEC") and Mnombo closed a transaction to dispose of 15% of the Waterberg Project for $30 million to Implats.  Implats was also granted an option (the "Purchase and Development Option") to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earn-in arrangements for $130 million paid to Waterberg JV Co. (defined below) to fund development work on the Waterberg Project, as well as a right of first refusal to smelt and refine Waterberg concentrate (the "Implats Transaction").  The Company received $17.2 million for its sale of an 8.6% project interest.  See details below.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

On September 24, 2019 the Company published the results of the Definitive Feasibility Study for the Waterberg Project (the "Waterberg DFS").  The Waterberg DFS was formally delivered to the Waterberg JV Co. shareholders on October 4, 2019 and approved by all shareholders on December 5, 2019.  On October 7, 2019 the Waterberg DFS technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" (the "DFS Technical Report") was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The DFS Technical Report is dated October 3, 2019 and was prepared by Michael Murphy, P. Eng. of Stantec Consulting Ltd., Charles J Muller, B. Sc. (Hons) Geology, Pri. Sci. Nat. of CJM Consulting (Pty) Ltd., and Gordon I Cunningham, B. Eng. (Chemical), Pr. Eng., FSAIMM of Turnberry Projects (Pty) Ltd.  DRA Projects SA (Pty) Ltd., an experienced South African engineering and EPCM firm, provided the plant design and compiled the capital cost estimates for the project qualified persons.  The DFS Technical Report also supports the disclosure of an updated independent mineral resource estimate effective September 4, 2019.  Subsequent to the approval of the Waterberg DFS by Waterberg JV Co. shareholders on December 5, 2019, Implats has 90 business days to elect whether or not to exercise the Purchase and Development Option.

LION BATTERY TECHNOLOGIES INC.

On July 11, 2019, the Company, together with an affiliate of Anglo American Platinum Limited ("AAP"), launched a new venture through a jointly owned company, Lion Battery Technologies Inc. ("Lion") to accelerate the development of next generation battery technology using platinum and palladium.  AAP and the Company have agreed together to invest up to a total of $4.0 million, subject to certain conditions, in exchange for preferred shares of Lion at a price of $0.50 per share over approximately a three to four year period.  AAP and the Company have each invested an initial $550,000 into Lion in exchange for 1,100,000 preferred shares each.  In addition, the Company invested $4,000 as the original founder's round into Lion in exchange for 400,000 common shares at a price of $0.01 per share.

Lion entered into an agreement with Florida International University ("FIU") to fund a $3.0 million research program over approximately a three year period utilizing platinum and palladium to unlock the potential of Lithium Air and Lithium Sulphur battery chemistries to increase their discharge capacities and cyclability.  Under the agreement with FIU, Lion will have exclusive rights to all intellectual property developed and will lead all commercialization efforts.  Under the terms of the agreement with FIU, Lion will advance funding to FIU in four tranches.  The first tranche totaling $1.0 million was funded by Lion in mid July 2019.  Lion has also paid FIU a one-time fee of $50,000 in July 2019.  Three subsequent tranches of $666,667 each will be funded approximately every six months based on the attainment of research milestones by FIU.  Investment into Lion by AAP and the Company in excess of the $3.05 million earmarked for FIU is to be utilized by Lion for general and administrative costs and for future commercialization efforts by Lion.  If the Company should fail to contribute its share of a required subscription to Lion it would be in breach of its agreement with Lion and its interest in Lion may be subject to dilution.

PERSONNEL

The Company's current complement of managers, staff and consultants in Canada consists of 7 individuals.  The Company's complement of managers, staff, consultants, security and casual workers in South Africa currently consists of 9 individuals, as further described below:

• Including managers and staff there are 7 employees at the Company's Johannesburg office.

• There are currently 2 individuals active at the Waterberg Project conducting engineering and geotechnical work related to the advancement of the project post completion of the Waterberg DFS.  The Waterberg Project is currently operated by the Company utilizing its own staff and personnel.  Contract drilling, geotechnical, engineering and support services are utilized as required.

2. PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.  The Company evaluates the carrying value of its property interests on a regular basis.  Management is required to make significant judgements to identify potential impairment indicators.  Any properties management deems to be impaired are written down to their estimated net recoverable amount.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

For more information on mineral properties, see below and Note 3 of the Company's November 30, 2019 interim condensed consolidated financial statements.

MATERIAL MINERAL PROPERTY INTERESTS

Waterberg Project

Waterberg Project - Implats Strategic Investment

On November 6, 2017, the Company closed the Implats Transaction.  Details are as follows:

• Implats purchased an aggregate 15.0% equity interest in Waterberg JV Co. (the "Initial Purchase") for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million. From its sale proceeds, the Company committed $5.0 million towards its pro rata share of remaining Waterberg DFS costs.

• Implats acquired the Purchase and Development Option whereby upon completion and approval by Waterberg JV Co. of the Waterberg DFS, Implats has a right exercisable for 90 business days, to elect to increase its interest to up to 50.01% in Waterberg JV Co.  The Waterberg DFS was formally delivered to the Waterberg JV Co. shareholders on October 4, 2019 and approved by all shareholders on December 5, 2019.  If Implats exercises the Purchase and Development Option, Implats would commit to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and to earning a further 22.815% interest by committing to an expenditure of $130 million in development work.

• The closing of the exercise of the Purchase and Development Option will be subject to certain conditions precedent, including the receipt of required regulatory approvals and Implats confirming within 180 business days of the completion and approval of the Waterberg DFS, the salient terms of a financing for development and mining.  If Implats exercises the Purchase and Development Option and such transactions are consummated, Implats will have primary control of Waterberg JV Co.

• Should Implats complete the increase of its interest in Waterberg JV Co. to 50.01% pursuant to the Purchase and Development Option and complete its earn in spending, Platinum Group would retain an aggregate 31.96% interest in Waterberg JV Co., being comprised of an 18.99% direct ownership and a 12.97% indirect ownership through the Company's interest in Mnombo.  All of the project partners would be required to participate pro-rata.  If, prior to the consummation of the Purchase and Development Option, a BEE dilution event has occurred, the amount of equity to be purchased by Implats and the purchase price for such equity upon the exercise of the Purchase and Development Option will be adjusted pursuant to formulas set forth in the call option.  The transaction agreements also provide for the transfer of equity and the issuance of additional equity to one or more broad based black empowerment partners, at fair value.

• If Implats does not elect to complete the Purchase and Development Option and the Development and Mining Financing, Implats will retain a 15.0% project interest and Platinum Group will retain a 50.02% direct and indirect interest in the project.

• Implats acquired a right of first refusal to enter into an offtake agreement for the smelting and refining of mineral products from the Waterberg Project. JOGMEC or their nominee will retain a right to receive platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel refined mineral products at the volumes produced from the Waterberg Project.

Waterberg Project - Recent Activities

During the period ended November 30, 2019, approximately $1.0 million was spent at the Waterberg Project for engineering and exploration activities.  At period end, $39.2 million in accumulated net costs had been capitalized to the Waterberg Project.  Total expenditures on the property since inception from all investor sources are approximately $71 million.  From inception to date, the Company has funded both the Company's and Mnombo's share of expenditures on the Waterberg Project.  At November 30, 2019 Mnombo owed the Company approximately $4.8 million for funding provided.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

On September 24, 2019 the Company published the results of the Waterberg DFS.  Highlights of the Waterberg DFS include:

  A significant increase in Mineral Reserves from the Project's 2016 Pre-Feasibility Study ("PFS") for a large-scale, shallow, decline-accessible, mechanised, palladium, platinum, gold and rhodium mine.  Use of backfill in the Waterberg DFS design lowers risk and increases mined ore extraction rates.

  Annual Steady State production rate of 420,000 4E ounces.  Estimated mine life of 45 years on current reserves.  The planned production rate is by careful design in order to reduce capital costs and simplify construction and ramp-up.

  After-tax Net Present Value ("NPV") of $982 million, at an 8% real discount rate, using spot metal prices as at September 4, 2019 (Incl. $1,546 Pd/oz) ("Spot Prices").

  After-tax NPV of US$ 333 million, at an 8% real discount rate, using three-year trailing average metal prices up until September 4, 2019 (Incl. $1,055 Pd/oz) ("Three Year Trailing Prices").

  After-tax Internal Rate of Return ("IRR") of 20.7% at Spot Prices and 13.3% at Three Year Trailing Prices.

  Estimated project capital of approximately $874 million, including $87 million in contingencies. Peak project funding estimated at $617 million.

  On site Life of Mine average cash cost (inclusive of by-product credits and smelter discounts) for the Spot Metal Price scenario equates to $640 per 4E ounce.

  Updated measured and indicated mineral resources of 242 million tonnes at 3.38g/t 4E for 26.4 million 4E ounces (using 2.5 g/t 4E cut-off) and the deposit remains open on strike to the north and below an arbitrary depth cut-off of 1,250-meters.

  Proven and probable mineral reserves of 187 million tonnes at 3.24 g/t 4E for 19.5 million 4E ounces (using 2.5 g/t 4E cut-off).

The mineral resources for the Waterberg Project have been updated and have increased slightly based on in-fill drilling. The mineral resources have been estimated based on 441 diamond drill holes and 583 deflections and has been stated at a 2.5 g/t 4E cut-off (the base-case). In the Waterberg DFS, a 2.5 g/t 4E cut-off grade has been applied to the mineral resource model as an input into the mine design. At the 2.5 g/t 4E cut-off grade, the total measured and indicated mineral resources are estimated at 242 million tonnes grading 3.38 g/t 4E for an estimated 26.4 million ounces 4E. Total mineral reserves at a 2.5 g/t 4E grade cut-off are estimated at 187 million tonnes for 19.5 million ounces 4E.

The mineral reserves are a subset of the mineral resource envelope at a 2.5 g/t 4E cut-off and they include only measured and indicated mineral resources with dilution and stope shapes considered. A minimum mining thickness of 2.4 meters and sublevel planning of 20 meters to 40 meters was considered in the mine plan for mineral reserves.

The mineral resources for the Waterberg Project are categorized and reported in terms of NI 43-101 and are tabulated below.

Mineral Resource Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

T Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	4,443,483	1.17	2.12	0.05	0.87	4.20	0.150	0.080	18,663	0.600
Indicated	2.5	17,026,142	1.37	2.34	0.03	0.88	4.61	0.200	0.094	78,491	2.524
M+I	2.5	21,469,625	1.34	2.29	0.03	0.88	4.53	0.189	0.091	97,154	3.124
Inferred	2.5	21,829,698	1.15	1.92	0.03	0.76	3.86	0.198	0.098	84,263	2.709

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

F Zone at 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	54,072,600	0.95	2.20	0.05	0.16	3.36	0.087	0.202	181,704	5.842
Indicated	2.5	166,895,635	0.95	2.09	0.05	0.15	3.24	0.090	0.186	540,691	17.384
M+I	2.5	220,968,235	0.95	2.12	0.05	0.15	3.27	0.089	0.190	722,395	23.226
Inferred	2.5	44,836,851	0.87	1.92	0.05	0.14	2.98	0.064	0.169	133,705	4.299

Waterberg Aggregate Total 2.5 g/t (4E) Cut-off
Mineral Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Rh	Au	4E	Cu	Ni	4E
	g/t	Tonnes	g/t	g/t	g/t	g/t	g/t	%	%	kg	Moz
Measured	2.5	58,516,083	0.97	2.19	0.05	0.21	3.42	0.092	0.193	200,367	6.442
Indicated	2.5	183,921,777	0.99	2.11	0.05	0.22	3.37	0.100	0.177	619,182	19.908
M+I	2.5	242,437,860	0.98	2.13	0.05	0.22	3.38	0.098	0.181	819,549	26.350
Inferred	2.5	66,666,549	0.96	1.92	0.04	0.34	3.27	0.108	0.146	217,968	7.008

Mineral Resource Category	Prill Split Waterberg Project Aggregate
	Pt	Pd	Rh	Au
	%	%	%	%
Measured	28.2	64.4	1.5	5.9
Indicated	29.4	62.6	1.5	6.5
M+I	29.1	63.0	1.5	6.4
Inferred	29.5	58.9	1.2	10.4

Notes:

1. 4E elements are platinum, palladium, rhodium and gold.

2. Cut-offs for mineral resources were established by a QP after a review of potential operating costs and other factors.

3. Conversion factor used for kilograms ("kg") to ounces ("oz") is 32.15076

4. A 5% and 7% geological loss was applied to the measured/indicated and inferred mineral resources categories, respectively.

5. The mineral resources are classified in accordance with NI 43-101. Mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred mineral resources have a high degree of uncertainty.

6. The mineral resources are provided on a 100% Project basis, inferred and indicated categories are separate and the estimates have an effective date of 4 September 2019.

7. Mineral resources were completed by Mr. CJ Muller of CJM Consulting.

8. Mineral resources were estimated using kriging methods for geological domains created in Datamine from 441 mother holes and 583 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process.

9. The mineral resources may be materially affected by metal prices, exchange rates, labour costs, electricity supply issues or many other factors detailed in the Company's 2018 Annual Information Form.

10. The data that formed the basis of the mineral resources estimate are the drill holes drilled by Platinum Group as project operator, which consist of geological logs, drill hole collars surveys, downhole surveys and assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes.

11. Numbers may not add due to rounding.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Proven Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	3,963,694	1.02	1.84	0.04	0.73	3.63	0.13	0.07	14,404	0.463
F Central	17,411,606	0.94	2.18	0.05	0.14	3.31	0.07	0.18	57,738	1.856
F South	-	-	-	-	-	-	-	-	-	-
F North	16,637,670	0.85	2.03	0.05	0.16	3.09	0.10	0.20	51,378	1.652
F Boundary North	4,975,853	0.97	2.00	0.05	0.16	3.18	0.10	0.22	15,847	0.509
F Boundary South	5,294,116	1.04	2.32	0.05	0.18	3.59	0.08	0.19	19,020	0.611
F Zone Total	44,319,244	0.92	2.12	0.05	0.16	3.25	0.09	0.20	143,982	4.629
Waterberg Project Total	48,282,938	0.93	2.10	0.05	0.20	3.28	0.09	0.19	158,387	5.092

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	12,936,870	1.23	2.10	0.02	0.82	4.17	0.19	0.09	53,987	1.736
F Central	52,719,731	0.86	1.97	0.05	0.14	3.02	0.07	0.18	158,611	5.099
F South	15,653 ,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	36,984,230	0.90	2.12	0.05	0.16	3.23	0.09	0.20	119,450	3.840
F Boundary North	13,312,581	0.98	1.91	0.05	0.17	3.11	0.10	0.23	41,369	1.330
F Boundary South	7,616,744	0.92	1.89	0.04	0.13	2.98	0.06	0.18	22,737	0.731
F Zone Total	126,287,248	0.91	2.01	0.05	0.15	3.12	0.08	0.18	393,578	12.654
Waterberg Project Total	139,224,118	0.94	2.02	0.05	0.21	3.22	0.09	0.18	447,564	14.390

Proven & Probable Mineral Reserve Estimate at 2.5 g/t 4E cut-off, effective September 4, 2019 on 100% Project basis:

Total Estimated Mineral Reserve at 2.5 g/t 4E cut-off
		Pt	Pd	Rh	Au	4E	Cu	Ni	4E Metal
Zone	Tonnes	(g/t)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	Kg	Moz
T Zone	16,900,564	1.18	2.04	0.03	0.80	4.05	0.18	0.09	68,391	2.199
F Central	70,131,337	0.88	2.02	0.05	0.14	3.09	0.07	0.18	216,349	6.956
F South	15,653,961	1.06	2.03	0.05	0.15	3.29	0.04	0.13	51,411	1.653
F North	53,621,900	0.88	2.09	0.05	0.16	3.18	0.10	0.20	170,828	5.492
F Boundary North	18,288,434	0.98	1.93	0.05	0.17	3.13	0.10	0.23	57,216	1.840
F Boundary South	12,910,859	0.97	2.06	0.05	0.15	3.23	0.07	0.19	41,756	1.342
F Zone Total	170,606,492	0.91	2.04	0.05	0.15	3.15	0.08	0.19	537,560	17.283
Waterberg Project Total	187,507,056	0.94	2.04	0.05	0.21	3.24	0.09	0.18	605,951	19.482

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Notes:

1. The estimated mineral reserves have an effective date of September 4, 2019.

2. A 2.5 g/t 4E stope cut-off grade was used for mine planning for the T Zone and the F Zone mineral reserves estimate.  The cut-off grade considered April 2018 metal spot prices.

3. Tonnes and grade estimates include planned dilution, geological losses, external overbreak dilution, and mining losses.

4. 4E elements are platinum, palladium, rhodium and gold.

5. Numbers may not add due to rounding.

The Project financial performance has been estimated both at Spot Prices and at Three Year Trailing Average Prices as set out in the table below. The long-term real US$/Rand exchange rate for the Spot Price scenario is set at 15.00, which is based on an intra-day traded spot rate as of September 4, 2019. The US$/Rand exchange rates for the Three Year Trailing Price scenario, is based on Bloomberg's nominal consensus forward-curve as at June 2019, which translates into a long-term real US$/Rand rate of 15.95. The price deck assumptions for each scenario are tabled below.

DFS Technical Report Price Deck Assumptions in $US

Parameter	Unit	Spot Prices (Sept 4, 2019)	Three Year Trailing Prices (Sept 4, 2019)
US$ / Rand (Long-term Real)	US$/Rand (Real July 2019)	15.00	15.95
Platinum Palladium Gold Rhodium Basket Price (4E) Copper Nickel	US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/oz (Real July 2019) US$/lb (Real July 2019) US$/lb (Real July 2019)	980 1,546 1,548 5,036 1,425 2.56 8.10	931 1,055 1,318 1,930 1,045 2.87 5.56
Smelter Payability: 4E Metal Smelter Payability: Copper Smelter Payability: Nickel	% Gross Sale Value % Gross Sale Value % Gross Sale Value	85% 73% 68%	85% 73% 68%

Readers are directed to review the full text of the DFS Technical Report, available for review under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

The known deposit strike length on the Waterberg Project is 13 km long so far, remains open along strike and begins from a depth of 140 meters vertical.  The Waterberg DFS mine plan covers a strike length of approximately 8.5 km.  The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes.  The Waterberg Project and the deposit is still open for expansion.  Based on airborne gravity surveys and drilling completed to date, additional drilling northward along strike is recommended for the future.

As a result of its shallow depth, good grade and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the Southern Africa PGE industry cost curve.

The Waterberg DFS mine plan models production at 4.8 million tonnes of ore per annum and 420,000 4E ounces per year in concentrate. The mine initially accesses the orebody using two sets of twin decline tunnels with mining by fully mechanised long hole stoping methods with paste backfill. Paste backfill allows for a high mining extraction ratio as mining can be completed next to backfilled stopes without leaving internal pillars. Maintaining safety and reliability were key mine design criteria. As a result of the scale of the orebody, bulk mining on 20 to 40 meter sublevels with large underground equipment and conveyors for ore and waste transport provides high efficiency. Many of the larger successful underground mines in the world use the same method of mining with backfill and estimated costs were benchmarked against many of these operations.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

A program of public consultation as part of the formal Mining Right and Environmental Authorisation applications for the Project was completed in August 2019. The process was undertaken in a climate of mutual respect with good community interaction and comment. The Environmental Impact Assessment and Environmental Management Programme was filed on August 15, 2019 and government feedback is expected before the end of 2019. A formal MRA, including a Social and Labour Plan, was accepted by the South African Department of Mineral Resources and Energy ("DMR") on September 14, 2018. The Company held local public meetings on numerous occasions in advance of the MRA and these meetings also had a good spirit of co-operation and mutual respect. All of this work forms part of the MRA and a decision by the DMR is expected in early 2020. The Project plan in the Waterberg DFS assumes a positive decision during calendar Q1 2020. Training for a new mechanised mining workforce is an important part of the Waterberg DFS and planning has been undertaken with the assistance of global mine training leader, Norcat, of Sudbury, Ontario. The Waterberg DFS modelled a significant investment in training, focussed on the immediate area of the Project, working in co-operation with local colleges and facilities.

Important detailed infrastructure planning has commenced for the Waterberg Project.  Detailed hydrological work studying the utilization of known sources for significant volumes of ground water is now being finalised.  A co-operation agreement between Waterberg JV Co. and the local Capricorn Municipality for the development of water resources to the benefit of local communities and the mine is resulting in good advancement towards the identification of water supplies and the design of distribution infrastructure.  Hydrological work so far has also identified several large-scale water basins that are likely able to provide mine process and potable water for the Waterberg Project and local communities.  Test drilling of these water basins has been completed resulting in the identification of sufficient water supply for the mine.  An earlier, well executed work and drilling program conducted by the Capricorn District Municipality also identified both potable and high mineral unpotable water resources in the district.  Drilling by Waterberg JV Co. has identified some potable water resources.  Several boreholes proximal to the Waterberg Project identified large volumes of high mineral unpotable water not suitable for agriculture.  Hydrological and mill process specialists have tested the use of this water as mine process water with good results.  In general, ground water resources identified proximal to the Waterberg Project have the potential for usage for both mining and local communities.

The establishment of servitudes for power line routes and detailed planning and permitting for an Eskom electrical service to the project are also advancing well.  Power line environmental and servitude work is being completed by TDxPower in coordination with Eskom.  TDxPower has progressed electrical power connection planning for approximately a 70 km, 137MvA line to the project.  Engineering refinement of steady state power requirements has resulted in a reduced demand of approximately 90MvA at steady state.  Bulk power design and costing work for steady state requirements has commenced.  Eskom is engaged with project engineers to determine electrical power sources and availability.  A temporary power line for the construction period from the nearby grid at Bochum is being designed and costed.  Community engagement regarding power line routes and completion of an environmental impact assessment is in process.

The positive long-term market outlook for platinum group elements and the value increase created by higher extraction per mining level supports the Waterberg DFS design to utilize backfill.  The mining extraction of pillars in the Waterberg DFS versus the PFS design will has a positive effect on tonnes and ounces for reserves.  Ancillary benefits include a reduced tailings foot print, as tailings are put underground in backfill, and increased safety and certainty on the production profile.  Two twin declines are now planned in the Waterberg DFS design rather than three in the PFS design.

The Waterberg DFS owner's team, including representatives from Implats, visited Canadian bulk underground mining operations in late 2018 and have worked closely with the independent mining engineering team at Stantec.  Maximizing the extraction ratio and safety of the large-scale Waterberg resource in a similar manner as other large world class mines are positive outcomes for the final Waterberg DFS design. Detailed work by Implats technical team was instrumental in the design optimization process for the Waterberg DFS.

The Waterberg DFS team together with Implats housing, legal and social practitioners are in the process of developing a detailed housing strategy that will comply with the relevant South African Housing Charter requirements.

Total Waterberg DFS costs to November 30, 2019, including work completed prior to the Implats Transaction, total approximately $17.08 million.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

The Waterberg DFS was formally delivered to the Waterberg JV Co. shareholders on October 4, 2019 and approved by all shareholders on December 5, 2019.  From December 5, 2019 Implats has 90 business days to elect whether or not to exercise the Purchase and Development Option.

Waterberg Projects - History of Acquisition

The Waterberg JV Project is comprised of adjacent, granted and applied for prospecting rights and applied for mining rights with a combined active project area of approximately 99,244.79 ha, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).  The Waterberg Project is comprised of the former Waterberg JV Property and the Waterberg Extension Property.

Prospecting rights in South Africa are valid for a period of five years, with one renewal of up to three years.  Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal of up to two years, subject to certain conditions.  The holder of a prospecting right granted under the MPRDA has the exclusive right to apply for and, subject to compliance with the requirements of the MPRDA, to be granted, a mining right in respect of the prospecting area in question.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the "JOGMEC Agreement") whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC's expenditures on a 26/74 basis ($1.12 million).

On November 7, 2011, the Company executed an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of the Waterberg DFS.

On May 26, 2015, the Company announced a second amendment to the JOGMEC Agreement (the "2nd Amendment") whereby the Waterberg JV Project and the Waterberg Extension Project were to be consolidated and contributed into operating company, Waterberg JV Co.  The transfer of Waterberg prospecting rights into Waterberg JV Co pursuant to the 2nd Amendment was given section 11 approval by the DMR in August 2017 and the transfer was completed on September 21, 2017.  This transaction was considered a taxable item in South Africa, that was offset with other tax-deductible losses and utilization of unrecognized taxable losses.  Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  The Company remained the Project operator under the 2nd Amendment.

On November 6, 2017, the Initial Purchase with Implats was completed and Implats acquired the Purchase and Development Option.  Further details on this transaction can be found above.  The Company remains project operator post completion of the Initial Purchase, subject to the scope of work and plans for the Waterberg DFS as agreed in detail by a technical committee comprised of members from the Company, Implats, JOGMEC and Mnombo.

On March 8, 2018, JOGMEC announced that it had signed a memorandum of understanding with HANWA Co., Ltd ("HANWA") to transfer 9.755% of its 21.95% interest in Waterberg JV Co. to HANWA, which was the result of HANWA winning JOGMEC's public tender held on February 23, 2018. In March 2019, the South African government approved this transaction and the entire transfer process has been completed.  Under the terms of the transaction, Hanwa has also acquired the marketing right to solely purchase all the metals produced from the Waterberg Project at market prices.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Liquidity, Capital Resources and Going Concern

Share Consolidation

On November 20, 2018 the Company announced a consolidation of its common shares on the basis of one new share for ten old shares (1:10), effective at 9:00 a.m. (New York time) on December 13, 2018 (the "2018 Share Consolidation").

The Company's consolidated common shares began trading on the Toronto Stock Exchange and NYSE American when the markets opened on December 17, 2018.  The purpose of the consolidation was to increase the Company's common share price to be in compliance with the NYSE American's low selling price requirement.  All share, stock option, warrant and per share numbers reported in this MD&A are on a post-consolidation basis unless otherwise noted.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Recent Equity Financings

On December 19, 2019, the Company closed a non-brokered private placement of 3,225,807 shares at a price of US$1.24 for gross proceeds of $4.0 million.  A 6% finders fee of $54 was paid on a portion of the private placement.

On August 21, 2019, the Company closed a bought deal financing of 8,326,957 common shares at a price of US$1.25 per share for gross proceeds of $10.4 million.  Also, on August 21, 2019 the Company announced the sale of 7,575,758 common shares to LMM and 6,940,000 common shares to Hosken Consolidated Investments Limited ("HCI") both at price of US$1.32 per share for gross proceeds of $10.0 million and $9.2 million respectively.  Total fees of $1,769 were paid on the August 21, 2019 transactions including a 6% finders fee of $624.

On June 28, 2019 the Company closed a non-brokered private placement with HCI for gross proceeds of $1.3 million.  In connection with the private placement, the Company issued an aggregate of 1,111,111 common shares to Deepkloof Limited, a subsidiary of HCI, at a price of US$1.17 per common share.  On a non-diluted basis and after giving effect to the private placement, HCI's ownership in the Company was increased from 20.05% to 22.60% of the Company's issued and outstanding common shares. The Company did not pay any finder's fees in connection with the private placement.

On June 20, 2019 HCI increased its ownership interest in the Company as a result of the exercise of certain common share purchase warrants to purchase 80,000 common shares at US$1.70 per common share.  Following the warrant exercise, HCI beneficially held 6,782,389 common shares of the Company, representing 20.05% of the Company's issued and outstanding common shares.

During the year ended August 31, 2019 the Company received $1.7 million from the early exercise of common share purchase warrants and issued 1,026,270 common shares at a price of US$1.70 each.  Subsequent to August 31, 2019 in the current period, the Company received $47,668 from the issue of 28,040 shares pursuant to the exercise of common share purchase warrants.

On February 4, 2019, the Company announced it had closed a non-brokered private placement of 3,124,059 common shares at a price of $1.33 per share to raise gross proceeds of $4.16 million.  A 6% finders fee of $72,000 was paid on a portion of the private placement, with total issuance costs (including the finders fee) totalling $107,000.

The following is a reconciliation for the use of proceeds from recent financings to November 30, 2019 (in thousands of Dollars):

Use of Proceeds	February 4, 2019 Private Placement	June 28, 2019 Private Placement	August 21, 2019 Private Placement	August 21, 2019 Offering	Aggregate Proceeds	Actual Use of Proceeds to November 30, 2019
Debt repayment towards the LMM Facility and production payment termination fees due to LMM	$0	$0	$13,000	$10,000	$23,000	$23,000
General corporate purposes	$4,048	$1,300	$6,161	$409	$11,918	$13,852
TOTAL	$4,048	$1,300	$19,161	$10,409	$34,918	$36,852

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Convertible Senior Subordinated Notes

On June 30, 2017, the Company issued and sold to certain institutional investors $20 million aggregate principal amount of 6 7/8% convertible senior subordinated notes due 2022 (the "Notes").  The Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.  An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Notes at the Company's election to not file a prospectus and a registration statement for the Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.  After July 1, 2018, at which time the Notes became freely tradable by holders other than affiliates, the Notes once again bear interest at the coupon rate of 6 7/8% per annum.

Subject to certain exceptions, the Notes will be convertible at any time at the option of the holder, and may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares. If any Notes are converted on or prior to the three and one-half year anniversary of the issuance date, the holder of the Notes will also be entitled to receive an amount equal to the remaining interest payments on the converted Notes to the three and one-half year anniversary of the issuance date, discounted by 2%, payable in common shares.  The initial conversion rate of the Notes was 1,001.1112 common shares (on a pre-consolidation basis) per $1,000 principal amount of Notes, which was equivalent to an initial conversion price of approximately $0.9989 per common share (on a pre-consolidation basis), representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's common shares of $0.8686 per share on June 27, 2017.  After giving effect to the 2018 Share Consolidation, the conversion rate is 100.1111 per $1,000 which is equivalent to a conversion price of approximately $9.989 per common share.  The conversion rate will be subject to adjustment upon the occurrence of certain events.  If the Company pays interest in common shares, such shares will be issued at a price equal to 92.5% of the simple average of the daily volume-weighted average price of the common shares for the 10 consecutive trading days ending on the second trading day immediately preceding the payment date, on the NYSE American exchange or, if the common shares are not then listed on the NYSE American exchange, on the principal U.S. national or other securities exchange or market on which the common shares are then listed or admitted for trading.

Notwithstanding the foregoing, no holder will be entitled to receive common shares upon conversion of Notes to the extent that such receipt would cause the converting holder or persons acting as a "group" to become, directly or indirectly, a "beneficial owner" (as defined in the indenture governing the Notes (the "Indenture")) of more than 19.9% of the common shares outstanding at such time or, in the case of a certain note holder, if it or its affiliates would become a "beneficial owner" of more than 4.9% of the common shares outstanding at such time.  In addition, the Company will not issue an aggregate number of common shares pursuant to the Notes that exceeds 19.9% of the total number of common shares outstanding on June 30, 2017, which was 14,845,619.  As of the date of this MD&A, the Company has issued a total of 2,066,492 common shares pursuant to conversions of and interest payments on the Notes, leaving approximately 887,786 common shares eligible for issuance pursuant to further interest payments or conversions.  Any payments in excess of such amounts must be made in cash, which will have an adverse effect on the Company's cash flows.

After July 1, 2019 and before July 1, 2020, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 105.15625% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to but excluding, the redemption date; and on or after July 1, 2010, until the maturity date, the Company shall have the right to redeem all or part of the outstanding Notes at a price, payable in cash, of 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Upon the occurrence of a fundamental change as defined in the Indenture, the Company must offer to purchase the outstanding Notes at a price, payable in cash, equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any.

The Notes are unsecured senior subordinated obligations and are subordinated in right of payment to the prior payment in full of all of the Company's existing and future senior indebtedness pursuant to the Indenture.  The Company may issue additional Notes in accordance with the terms and conditions set forth in the Indenture.  The Indenture contains certain additional covenants, including covenants restricting asset dispositions, issuances of capital stock by subsidiaries, incurrence of indebtedness, business combinations and share exchanges.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

The net proceeds from the offering of Notes were used primarily to fund direct expenditures relating to the operation, closure and care and maintenance of the Maseve Mine until completion of the Maseve Sale Transaction.

In accordance with the foregoing, effective January 1, 2018 the Company issued 244,063 common shares in settlement of $691,110 of bi-annual interest payable on $19.99 million of outstanding Notes.  The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5%.

Also, effective July 1, 2018 the Company issued 757,924 common shares in settlement of $724,776 of bi-annual interest payable on $19.99 million of outstanding Notes.  The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5%.

Also, effective January 1, 2019 the Company issued 545,721 common shares in settlement of $687,156 of bi-annual interest payable on $19.99 million of outstanding Notes.  The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5%.

Also, effective July 1, 2019 the Company paid $687,156 in settlement of bi-annual interest payable on $19.99 million of outstanding Notes.

Also, effective January 1, 2020 the Company issued 517,468 common shares in settlement of $687,156 of bi-annual interest payable on $19.99 million of outstanding Notes.  The common shares were priced based on a simple average of their daily volume weighted average price for ten consecutive trading days, ending on the second trading day immediately preceding the payment date, multiplied by 92.5%.

Sprott Facility

On August 15, 2019 the Company announced it had entered into a credit agreement with Sprott pursuant to which the Sprott Lenders advanced $20.0 million principal senior secured credit facility ("Sprott Facility").  The loan was drawn August 21, 2019 and is due August 21, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  All amounts outstanding will be charged interest of 11% per annum compounded monthly.  Interest payments will be made monthly with interest of $819 having been paid to Sprott up to December 31, 2019.  The Company is required to maintain certain minimum working capital and cash balances under the Sprott loan.  A covenant stating that 50% the proceeds from any equity financing be paid to Sprott to partially settle the Sprott Facility was waived by Sprott for the December 2019 private placement.

LMM Facility

On November 20, 2015, the Company received $40 million pursuant to a second lien credit agreement dated November 2, 2015 (the "LMM Facility"), which was later amended and restated multiple times with the final amendment taking place January 31, 2019 (collectively, the "LMM Credit Agreement"), with LMM.  The interest rate on the LMM Facility was LIBOR plus 9.5% and LMM Facility maturity date was October 31, 2019.

In April and May of 2018, a total of $23.1 million of the amount owed to Liberty was paid, consisting of $11.1 million from proceeds of the Maseve Sale Transaction and $12.0 million from the proceeds of equity financings (see "Recent Equity Financings" at item 3. A above for details).  On January 11, 2019 the Company paid a further $8.0 million to Liberty from the proceeds of the sale of the RBPlat shares the Company was holding. On August 21, 2019 a final payment of $43.0 million was made to LMM resulting in the LMM Facility having been repaid in full.

Bank Advisory Fees

For several years BMO Nesbitt Burns Inc. ("BMO") and Macquarie Capital Markets Canada Ltd. ("Macquarie") provided strategic advisory services to the Company.  Effective October 22, 2018 the formal agreement between the Company and Macquarie was terminated by mutual consent.  Pursuant to the Maseve Sale Transaction and the Implats Transaction, BMO and Macquarie earned fees in aggregate of approximately $3.8 million.  In October 2017, the Company paid BMO and Macquarie an aggregate of $1.0 million after the closing of the Initial Purchase of the Implats Transaction.  In October 2017, the Company also agreed with BMO and Macquarie to pay them an aggregate balance of approximately $2.9 million for their strategic advisory fees earned, as soon as practicable following the final repayment of all secured debt. Macquarie's right to settlement of their share of earned and outstanding advisory fees survives the termination of their engagement with the Company.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Going Concern

The Company currently has limited financial resources.  The Company had a gain of $0.6 million during the period and used cash in operating activities of $1.1 million.  The Company has a working capital deficit of $2.7 million at November 30, 2019.  At November 30, 2019, the Company was also indebted $20 million pursuant to the Sprott Loan Facility (as defined below).  This debt is due August 21, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  The Company has no sources of operating income at present.  The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods which could include debt refinancing, equity financing, sale of assets and strategic partnerships.  The Company will continue to work closely with its major shareholders and lenders.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful. Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principals applicable to a going concern.

Contractual Obligations

The following table discloses the Company's contractual obligations as at November 30, 2019 (in thousands of dollars):

Payments Due By Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$236	$173	$109	$-	$518
Convertible Note[1],2	1,374	22,739	-	-	24,113
Sprott Facility	2,237	21,607	-	-	23,844
Totals	$3,847	$44,519	$109	$-	$48,475

 T1Subject to certain limitations, the Convertible Note and related interest can be settled at the Company's discretion in cash or common shares of the Company.

   2Convertible Notes are redeemable by the holder for cash in certain change of control scenarios.

Other contingencies: Refer to section 8 below - Risk factors

Accounts Receivable and Payable

Accounts receivable at November 30, 2019 totaled $0.3 million (August 31, 2019 - $0.5 million) being comprised mainly of South African value added taxes refundable.  Accounts payable and accrued liabilities at November 30, 2019, totaled $1.5 million (August 31, 2019 - $4.0 million) comprising mainly payables related to the completion of the Waterberg Project.

B) Results of Operations

Period Ended November 30, 2019

For the period ended November 30, 2019, the Company generated a net gain of $0.6 million (November 30, 2018 - net loss of $5.7 million).  The gain in the current period is predominantly due to the gain recognized on the fair value movement of derivatives and warrants of $3.1 million in the current period (November 30, 2018 $2.3 million loss) The gain in the current period is due to warrants valued at $3.0 million at August 31, 2019 expiring and thus being recognized as a gain.  Interest in the current period ($1.3 million) dropped as compared to the previous comparable period (November 30, 2018 - $2.5 million) due to less debt being outstanding in the current period.  Also in the previous comparable period a gain of $0.9 million was recognized on the value of marketable securities held by the Company whereas in the current period, no marketable securities were held.  The currency translation adjustment recognized in the period was a gain of $1.4 million (November 30, 2018 - $2.8 million gain) due to the Rand increasing in value relative to the U.S. Dollar in both periods.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters (In thousands of dollars, except for share data):

Quarter ended	Nov. 30, 2019	Aug. 31, 2019	May 31, 2019	Feb. 28, 2019
Net finance income(1)	$63	$26	$18	$43
Net (gain) loss(2)	(554)	3,639	3,682	3,815
Basic (gain) loss per share(3)	(0.01)	0.10	0.11	0.11
Total assets(2)	41,769	43,706	38,321	40,038
Quarter ended	Nov. 30, 2018	Aug. 31, 2018	May 31, 2018	Feb. 28, 2018
Net finance income(1)	$277	$234	$153	$223
Net loss(2)	5,640	3,419	10,721	14,440
Basic loss per share(3)	0.19	0.10	0.61	0.96
Total assets(2)	46,225	41,849	44,250	105,433

Notes:

(1) The Company earns income from interest bearing accounts and deposits. Rand balances earn much higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2) Net loss by quarter and total assets are affected by the timing and recognition of one-off large transactions.  In February 2018, the Company incurred care and maintenance costs relating to the closure of the Maseve Mine.

(3) Basic (gain) loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

4. Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

5.  Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i. During the period ended November 30, 2019 $94 ($24 - November 30, 2018) was paid or accrued to independent directors for directors' fees and services.

ii. During the period ended November 30, 2019, the Company accrued payments of $13 ($13 - November 30, 2018) from West Kirkland Mining Inc. ("West Kirkland"), a company with two directors in common, for accounting and administrative services.

iii. By way of a May 2018 private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  On February 4, 2019 HCI subscribed for 2,141,942 common shares as a part of a private placement.  On August 21, 2019 HCI subscribed for a further 6,940,000 common shares by private placement and 2,856,000 common shares as a part of a bought deal public offering.  On December 19, 2019 HCI subscribed for a further 1,612,931 common shares.  Combined with warrants exercised during fiscal 2019 and shares purchased on the open market HCI owns approximately 31.408% of the Company's outstanding common shares as of the date of issue of this MD&A.

All amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

6. Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

7. Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value.  At November 30, 2019, there were 58,603,827 common shares outstanding and 1,554,000 incentive stock options outstanding (exercise price of C$2.61).  At January 14, 2020 the Company had 62,347,102 common shares and 3,182,500 incentive stock options outstanding.

Compliance with NYSE American Listing Requirements

On April 10, 2019 and May 23, 2018 the Company received letters from NYSE American stating that it was not in compliance with the continued listing standards as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the "Company Guide") with respect to stockholders' equity, or in Section 1003(f)(v) of the Company Guide with respect to the selling price of the Company's Common Shares.  The Company submitted a plan of compliance to the NYSE American and on June 21, 2018, the NYSE American notified the Company that it had accepted the Company's plan of compliance and granted the Company an extension until November 23, 2018 to regain compliance with the requirements of Section 1003(f)(v) of the Company Guide and until October 10, 2019 to regain compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Company Guide.

The Company regained compliance with Section 1003(f)(v) of the Company Guide subsequent to the 2018 Share Consolidation.  On October 10, 2019, the NYSE American notified Platinum Group that the Company had resolved its listing deficiency with respect to Section 1003(a) and successfully regained compliance with the NYSE American's continued listing standards.

All share, stock option, warrant and per share numbers reported in this MD&A are on a post 2018 Share Consolidation basis, unless otherwise noted.

8. Risk Factors

The Company is subject to a number or risks and uncertainties, each of which could have an adverse effect on results, business prospects or financial position. For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in the Company's 20-F, which was also filed as the Company's form of AIF, and as well as in the documents incorporated by reference therein.  The 2019 20F may be found on EDGAR at www.sec.gov and the AIF may be found on SEDAR at www.sedar.com.  Certain risk factors are discussed below in more detail.

Africa Wide

On August 28, 2018 the Company received a summons and particulars of claim issued by Africa Wide whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlat and Maseve in relation to the Maseve Sale Transaction, which was completed on April 26, 2018.  In its statement of claim Africa Wide sought to set aside the Maseve Sale Transaction, or to be paid increased value for their 17.1% interest in Maseve, which they owned prior to the completion of Maseve Sale Transaction.

On November 21, 2018 in the High Court of South Africa, RBPlat, as second defendant, filed exceptions to Africa Wide's "particulars of claim on the grounds that they were vague and embarrassing and/or lacked averments necessary to sustain a cause of action".  The Company, as first defendant, was not required to file any motion or heads of arguments related to the Africa Wide particulars of claim until such time as the exceptions filed by RBPlat were heard and ruled upon by the High Court.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Both Africa Wide and RBPlat filed heads of arguments relating to RBPlat's exceptions with the High Court on or around March 11, 2019.  Subsequently, on March 27, 2019, the High Court in Johannesburg held a hearing at which RBPlat's exceptions were argued before two judges.  Following the hearing, the judges ordered that RBPlat's exceptions be upheld.  Africa Wide was also ordered to pay costs.

On April 17, 2019 Africa Wide filed amended particulars of claim with the High Court of South Africa, wherein Africa Wide seeks to set aside the Maseve Sale Transaction.  Statements of defence have separately been filed by the company and by RBPlat and Maseve.

RBPlat consulted with senior counsel both during the negotiation of the Maseve Sale Transaction and more recently in regard to the Africa Wide summons and amended particulars of claim.  The Company has also conferred with senior counsel and received legal advice to the effect that the Africa Wide claim, as amended, remains ill-conceived and is factually and legally defective.  Notwithstanding the foregoing, no assurance can be provided that the Company will prevail in this action.

Tax Audit South Africa

During the 2014, 2015 and 2016 fiscal years, PTM RSA claimed unrealized foreign exchange differences as income tax deductions in its South African corporate tax returns in the amount of Rand 1.4 billion.  The exchange losses emanate from a Canadian dollar denominated shareholder loan advanced to PTM RSA and weakening of the Rand.  Under applicable South African tax legislation, exchange losses can be claimed in the event that the shareholder loan is classified as a current liability as determined by IFRS.

For the years in question, the intercompany debt was classified as current in PTM RSA's audited financial statements.    During 2018, the South African Revenue Service, or SARS, conducted an income tax audit of the 2014 to 2016 years of assessment and issued PTM RSA with a letter of audit findings on November 5, 2018.  SARS proposed that the exchange losses be disallowed on the basis that SARS is not in agreement with the reclassification of the shareholder loan as a current liability.  SARS also invited the Company to provide further information and arguments if we disagreed with the audit findings.  On the advice of the Company's legal and tax advisors, the Company is in strong disagreement with the proposed interpretation by SARS.

The Company responded to the SARS letter on January 31, 2019 and again on April 5, 2019 following a request for additional information received on March 20, 2019.  The Company also met with SARS, together with the Company's advisors, on May 30, 2019 in order to address any remaining concerns that SARS may have.  At present this matter is unresolved and SARS has not issued any reassessment in relation to this matter.  Should SARS issue any negative reassessment in relation to this matter, such reassessment will be legally contested by PTM RSA.

In the event that the exchange losses are disallowed by SARS, the Company estimates that for the years under review that PTM RSA's exposure would be taxable income of approximately Rand 182 million and an income tax liability of approximately Rand 51 million (approximately $3.48 million based on the daily exchange rates reported by the Bank of Canada on November 30, 2019).  For fiscal years 2017 and 2018 we estimate that a further Rand 266 million in income could be subject to taxation at a rate of approximately 28% if our exchange losses are disallowed by SARS.  SARS may apply interest and penalties to any amounts due, which could be substantial.  The Company believes its accounting classification of the shareholder loan is correct and that no additional tax assessment is warranted; however, we cannot assure that SARS will not issue a reassessment or that we will be successful in legally contesting any such assessment.  Any assessment could have a material adverse effect on the Company's business and financial condition.

9. Outlook

The Company achieved several important business objectives during the past 12 months, including the repayment of a significant portion of the Company's secured debt and the completion of the Waterberg DFS.  During fiscal 2018 and fiscal 2019 the Company successfully terminated and settled contracts and obligations arising from past mining operations.  The Company believes these achievements result in both a reduction of risk and a favourable outlook for 2020.  The positive results and joint venture partner approval of the Waterberg DFS provide a solid base for the assessment of value for the Waterberg Project in the year ahead. The support of the major shareholders has strengthened the Company.  The positive market outlook for palladium, including the potential for continued palladium supply deficits, has been recognized by market analysts.  In addition, the market for platinum has been improving.  The Company looks to 2020 with an optimistic outlook and renewed enthusiasm.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

The Company's key business objective is to advance the palladium dominant Waterberg Project to a development and construction decision.  Implats election regarding their Purchase and Development Option will provide clarity on the ownership structure and funding alternatives for a construction decision. Post completion of the Waterberg DFS the Company continues to work on advancing project permitting, infrastructure servitudes and community relationships with its partners Implats, JOGMEC, Hanwa and Mnombo through a technical committee of Waterberg JV Co.  Concentrate offtake negotiations with Impala are currently in process, along with other offtake possibilities being considered, subject to Impala's right to match.

The Company has been actively engaged with shareholders to explain the new focus on the Waterberg Project and the Company's immediate and medium-term plans. Market interest in palladium has recently been increasing.  The Company continues to review and assess corporate and asset level strategic alternatives with advisors.

The Company's new battery technology initiative through Lion with AAP represents an exciting opportunity in the high-profile lithium battery research and innovation field. The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.

The Company is very pleased to be partnered with two of the largest PGM Companies in the world; Implats on potential large scale mine development at Waterberg and AAP on a new battery technology development initiative.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's Form 20-F, which was also filed as the Company's AIF in Canada.

10. Critical Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with IFRS required management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses.  The Company's accounting policies are described in Note 3 of the Company's audited consolidated financial statements for the year ended August 31, 2019.

Fair value of embedded derivatives

Where the fair value of financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including the partial differential equation method. The inputs to this model are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation and they may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Assumption of control of Mnombo and Waterberg JV Resources for accounting purposes

The Company has judged that it controls Mnombo for accounting purposes as it owns 49.9% of the outstanding shares of Mnombo and has contributed all material capital to Mnombo since acquiring its 49.9% share.  Currently there are no other sources of funding known to be available to Mnombo.  If in the future Mnombo is not deemed to be controlled by the Company, the assets and liabilities of Mnombo would be derecognized at their carrying amounts.  Amounts recognized in other comprehensive income would be transferred directly to retained earnings.  If a retained interest remained after the loss of control it would be recognized at its fair value on the date of loss of control.  Although the Company controls Mnombo for accounting purposes, it does not have omnipotent knowledge of Mnombo's other shareholders activities.  Mnombo's 50.01% shareholders are historically disadvantaged South Africans.  The Company also determined that it controls Waterberg JV Resources given its control over Mnombo as well as its power over the investee.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

Deferred tax assets and liabilities and resource taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, we make provision for such items based on our best estimate of the final outcome of these matters.

11. Change in Accounting Policies

On September 1, 2019, the Company adopted IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases, with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease and sets requirements on how to account for the asset and liability.  Under IFRS 16, a lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date.  Lease liabilities are initially be measured at the present value of future lease payments and subsequently measured at amortized cost using the effective interest method.

The Company adopted IFRS 16 using the modified retrospective approach without restatement of comparative amounts. An assessment was made and the impact to the Company's consolidated financial statements was to set up a lease liability and a corresponding right-of-use asset of $0.2 million for its office lease as at September 1, 2019. Certain contracts qualify as short-term or low value leases and meet the scope exemption for disclosure only. No other significant differences have been identified in relation to the adoption of IFRS 16. See note 2 to the condensed consolidated interim financial statements as at November 30, 2019 for further information related to the adoption of IFRS 16.

12. Disclosure Controls and Internal Control Over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the period ended November 30, 2019 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

13. Other Information

Additional information relating to the Company for the period ended November 30, 2019 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company's audited annual consolidated financial statements for the year ended August 31, 2019 together with the notes thereto as well as the Company's Form 20-F, which was also filed as the Company's form of AIF.

PLATINUM GROUP METALS LTD.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the period ended November 30, 2019

14. List of Directors and Officers

Directors	Officers
R. Michael Jones	R. Michael Jones (CEO)
Frank R. Hallam	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Kris Begic (VP, Corporate Development)
Tim Marlow
Diana Walters John Copelyn Stuart Harshaw